[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

February 25, 2008

EDGAR

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Jackson National Life Insurance Company ("Jackson")
         Jackson National Separate Account IV
         File Nos. 333-108433 and 811-09933

Dear Mr. Kotapish:

     I am writing on behalf of the above registrant and offering for approval to use the disclosure in the amendment filed on January 18, 2008 (Accession No. 0001113683-08-000003) as a template (the Template Filing) for other Jackson offerings (the Replicate Filings). The change and the registration numbers for the applicable Replicate Filings are as follows:

o Availability of a new Overloan Protection Benefit. Subject to specific conditions, this benefit provides a guarantee that the policy will not lapse due to the policy Debt exceeding the Policy Value or due to the Cash Surrender Value being insufficient to pay any Monthly Deduction.

                                     333-118131 (2 offerings)         811-09933

     There are also sub-account changes and other non-material changes.

     We filed the Template Filing on January 18, 2008, under rule 485(a)(1). The proposed effective date of the Template Filing is March 18, 2008, and we desire the same effective date for the Replicate Filings.

About the Replicate Filings, we represent that:

o The disclosure changes in the Template Filing are substantially identical to the disclosure changes to be reflected in the Replicate Filings.

o Because the disclosure changes in the Replicate Filings are substantially identical to the disclosure changes in the Template Filing, we will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

o The Replicate Filings will effectively incorporate changes made to the Template Filing's disclosure in response to Staff comments.

o No Replicate Filing will include changes that would otherwise render it ineligible for filing under rule 485(b).

     Please let me know if this proposal is acceptable. My direct line is (517) 367-3835, and my e-mail address is tony.dowling@jnli.com. Thank you very much.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel

cc:      Ellen J. Sazzman, Esq.